EXHIBIT 21.7

PENNSYLVANIA ELECTRIC COMPANY
SUBSIDIARIES OF THE REGISTRANT
AT DECEMBER 31, 2004

NAME OF SUBSIDIRY	BUSINESS	STATE OF ORGANIZATION

Nineveh Water Company	Water Service	Pennsylvania

The Waverly Electric Light	Electric Distribution	Pennsylvania
and Power Company

Penelec Preferred Capital II, Inc.	Special-Purpose Finance	Delaware
Penelec Capital II, L.P.	Special-Purpose Finance	Delaware
Penelec Capital Trust	Special-Purpose Finance	Delaware

Penelec Funding LLC	Special-Purpose Finance	Delaware

Note: Penelec, along with its affiliates JCP&L and Met-Ed, collectively own all of the common stock of Saxton Nuclear Experimental Corporation, a Pennsylvania nonprofit corporation organized for nuclear experimental purposes which is now inactive. The carrying value of the owners’ investment has been written down to a nominal value.